Exhibit 5.1

Goldfarb Seligman & Co.
98 Yigal Alon Street
 Tel Aviv 6789141, Israel

December 6, 2017

Attunity Ltd.
16 Atir Yeda Street
Atir Yeda Industrial Park
Kfar Saba 4464321, Israel

Ladies and Gentlemen:

We have acted as Israeli counsel to Attunity Ltd., an Israeli company (the “Company”), in connection with a Prospectus Supplement filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”), dated December 6, 2017, to the Registration Statement on Form F-3 (File No. 333-205798) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission under the Securities Act, relating to the offering for sale of an aggregate of 3,407,450 Ordinary Shares, NIS 0.4 par value, of the Company (the “Shares”), at a purchase price of $6.75 per Share, which includes up to 444,450 Shares subject to an underwriters’ option to purchase additional shares. The Shares are to be sold pursuant to an underwriting agreement, by and between the Company and William Blair & Company, L.L.C., as representative of several underwriters, dated December 6, 2017 (the “Underwriting Agreement”).

In connection herewith, we have examined and relied without investigation as to matters of fact upon the Registration Statement and the exhibits thereto and such certificates and statements of public officials and officers and representatives of the Company and originals or copies, certified or otherwise identified to our satisfaction, of such other documents, corporate records, certificates and instruments as we have deemed necessary or appropriate to enable us to render the opinions expressed herein. We have assumed the genuineness of all signatures on all documents examined by us, the legal competence and capacity of natural persons, the authenticity of documents submitted to us as originals, and the conformity with authentic original documents of all documents submitted to us as copies.

Based upon the foregoing, in reliance thereon and subject to the assumptions, comments, qualifications, limitations and exceptions stated herein, we are of the opinion that the Shares have been duly authorized and, when issued and paid for in accordance with the terms and conditions of the Underwriting Agreement, will be validly issued, fully paid and non-assessable.

We are members of the Israel Bar and we express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of Israel.

We hereby consent to the filing of this opinion on Form 6-K, the incorporation thereof by reference in the Registration Statement and the references to this firm in the sections of the Registration Statement entitled “Legal Matters”. This consent is not to be construed as an admission that we are a party whose consent is required to be filed as part of the Registration Statement under the provisions of the Securities Act.

Very truly yours,
/s/ Goldfarb Seligman & Co.
Goldfarb Seligman & Co.